SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 3, 2017

VIA EDGAR

Ms. Christina DiAngelo Fettig

Division of Investment Management,

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments on Shareholder Report of BlackRock Liquidity Funds (the “Trust”) on behalf of its series, TempFund, TempCash, Federal Trust Fund, FedFund, T-Fund, Treasury Trust Fund, California Money Fund, MuniCash, MuniFund, and New York Money Fund (each a “Fund,” and collectively the “Funds”)

Dear Ms. Fettig:

This letter responds to the telephonic comments provided by Ms. Christina DiAngelo Fettig of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on February 15, 2017 regarding the Trust’s annual shareholder report for the fiscal year ended October 31, 2016, filed with the Commission on Form N-CSR on January 4, 2016.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment.

Comments on the Notes to Financial Statements

Comment 1: In future shareholder reports, in the note to the financial statements entitled “Significant Accounting Policies,” please discuss the Funds’ accounting policy should a default or discretionary liquidity fee be imposed upon the value of shares redeemed from a Fund

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

March 3, 2017

pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended. Similar disclosure should also be added in future shareholder reports for other U.S.- registered money market funds for which BlackRock Advisors, LLC or an affiliate serves as investment adviser.

Response: Future shareholder reports will add disclosure to the note to the financial statements entitled “Significant Accounting Policies” that any liquidity fees imposed on the value of shares redeemed in the event that a Fund’s weekly liquid assets fall below certain thresholds will be recorded as paid-in-capital and that such liquidity fees will be collected and retained by such Fund for the benefit of the Fund’s remaining shareholders. This disclosure will not be added, nor will it be indicated to apply, to government money market funds for which the applicable Board of Trustees/Directors has chosen not to subject those funds to liquidity fees in the event that those funds’ weekly liquid assets fall below a certain threshold.

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Please do not hesitate to contact me at (212) 839-5511 if you require additional information regarding the Trust’s shareholder reports.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack

cc:	Tricia Meyer
Ben Archibald
John A. MacKinnon